DENARII RESOURCES, INC.

510 – 999 West Hastings Street
Vancouver, British Columbia
Canada
V6C 2W2

November 7, 2006

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Attention: GOLDIE B. WALKER

Dear Ms. Goldie Walker:

Re:	Denarii Resources, Inc. (the “Company”)
Registration Statement on Form SB-1, File No. 333-135354

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form SB-1 to 5:00 p.m. (Eastern Standard Time) on Thursday, November 09, 2006, or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form SB-1, the Company acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Very truly yours,
Denarii Resources, Inc.
_____________________________
/S/CHRIS LORI

Chief Executive Officer,
Chief Financial Officer, President,
Secretary, Treasurer and Director
(Principal Executive Officer and Principal Accounting Officer)